UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On August 23, 2023, Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Company”), issued a press release announcing the results of (i) the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding (a) public warrants to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), which warrants trade on The Nasdaq Stock Market LLC under the symbol “OTMOW” (the “public warrants”), and (b) private placement warrants to purchase Ordinary Shares (together with the public warrants, the “warrants”) to receive 0.0167 Ordinary Shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and (ii) the Company’s accompanying solicitation of consents (the “Consent Solicitation”) from holders of the warrants to amend the Amended & Restated Warrant Agreement, dated as of August 13, 2023 (the “Warrant Agreement”), by and among the Company, Software Acquisition Group Inc. II, Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC (dba American Stock Transfer & Trust Company, LLC), as warrant agent (the “Warrant Agent”). The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on July 24, 2023 and as amended on August 21, 2023, was declared effective on August 22, 2023.

The Company also announced that it intends to exchange all remaining untendered warrants in accordance with the terms of the Warrant Agreement, as amended by Amendment No. 1 to the Warrant Agreement (the “Warrant Amendment”), dated as of August 23, 2023, by and between the Company and the Warrant Agent. The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants at an exchange ratio of 0.01503 Ordinary Shares for each warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all outstanding warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding warrants at least 15 days prior to the date of the exchange fixed by the Company. The Company will exercise its right to exchange all remaining outstanding warrants in accordance with the terms of the Warrant Amendment and has fixed September 7, 2023 as the exchange date.

The foregoing description of the Warrant Amendment does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Warrant Amendment, which is attached hereto as Exhibit 4.1.

A copy of the press release announcing the expiration and results of the Offer and the Consent Solicitation and the Company’s exercise of its right to exchange the untendered warrants is attached hereto as Exhibit 99.1.

The following exhibits are furnished hereto:

Exhibit No.	Description
4.1	Amendment No. 1 to Amended & Restated Warrant Agreement, dated as of August 23, 2023, by and between the Company and Equiniti Trust Company, LLC.
99.1	Press Release, dated August 23, 2023.

This Report on Form 6-K and Exhibit 4.1 are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-261641) and Form F-3 (No. 333-264771).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Otonomo Technologies Ltd.

Date: August 23, 2023	By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer